UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

Commission File No. 000-04829

A.	Full title of the plan and address of the plan, if different from that of the issuer named below: Nabi Savings & Retirement Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nabi Biopharmaceuticals

5800 Park of Commerce Blvd., NW

Boca Raton, FL 33487

(561) 989-5800

Nabi Savings & Retirement Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005, and

for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Nabi Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nabi Biopharmaceuticals Savings & Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Certified Public Accountants

Fort Lauderdale, Florida

June 13, 2007

NABI SAVINGS & RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(In thousands)	2006	2005
Assets
Investments, at fair value	$28,169	$23,049
Receivables:
Contributions from employer	1,399	1,444

Net assets available for benefits	$29,568	$24,493

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)	Year Ended December 31, 2006
Additions:
Investment results:
Net appreciation in fair value of investments	$2,636
Interest and dividend income	1,300
Contributions:
From employer	1,399
From plan participants	3,109

Total additions	4,508

Deductions:
Benefit payments	3,219
Administrative expenses	150

Total deductions	3,369

Net increase in assets available for benefits	5,075
Net assets available for benefits at beginning of year	24,493

Net assets available for benefits at end of year	$29,568

See accompanying notes.

NABI SAVINGS & RETIREMENT PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the Nabi Savings & Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of this document are available from the Plan administrator.

General. The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals. The Plan was adopted on April 1, 1985. Employees are eligible to participate in the Plan on the first day of the calendar quarter following the employee’s date of hire.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended, or ERISA.

Contributions. Contributions to the Plan are made by participants, in the form of elective deferrals, and by Nabi Biopharmaceuticals. Each year, participants may elect to defer for contribution to the Plan up to 92% of their pre-tax annual compensation, limited by statutory maximum contributions. Participants may also request that eligible rollover distributions from other qualified retirement plans be transferred into the Plan and credited to individual accounts maintained for their benefit. The amount contributed to the Plan annually by Nabi Biopharmaceuticals is determined by the Nabi Biopharmaceuticals’ Board of Directors, in its discretion. With respect to the Plan year ended December 31, 2006, Nabi Biopharmaceuticals contributed to the Plan a company-matching contribution equal to 100% of a participant’s elective deferral contributions up to 4% of the participant’s earnings, as defined by the Plan document.

Investment Options. Upon enrollment in the Plan, a participant may direct the investment of the participant and employer contributions credited to his or her account into any of the Plan’s investment fund options. Participants may change their investment options on a daily basis. The Plan permits investment in Nabi Biopharmaceuticals common stock. The Plan implements participant directions to invest in Nabi Biopharmaceuticals common stock by purchasing the requested shares from the market.

Participant Accounts. Each participant’s account is credited with (a) the participant’s elective deferral contributions and rollover contributions, if any, (b) the participant’s share of employer contributions, (c) investment gains (or losses) attributable to (a) and (b); and each such account is charged with an allocation of administrative expenses. Employer contributions and administrative costs are allocated among accounts based on participants’ respective account balances or contributions, in accordance with a formula set forth in the Plan. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

NABI SAVINGS & RETIREMENT PLAN

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting. Participants are 100% vested in their own contributions, employer contributions and earnings thereon.

Participant Loans. Participants may borrow from their Plan accounts subject to a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balances. Loan repayment periods are for a maximum of 5 years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by a portion of the participant’s account balance equal to the amount of the loan and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deduction.

Payment of Benefits. Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum distribution of their vested account balance or, in the case of a financial hardship, that portion of their vested account balance attributable to their elective deferral contributions (excluding, without limitation, earnings thereon) and necessary to meet the hardship.

Party-in-interest Transactions. The Plan invests in common stock of Nabi Biopharmaceuticals. The Plan also invests in a money market fund of the plan custodian.

Risk and Uncertainty. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments. The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market that represent the net asset values of shares held by the Plan at year-end. Shares of Nabi Biopharmaceuticals common stock included in participant accounts are valued at the quoted market price in an active market at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses. Fees and expenses of the Plan for legal, accounting and other administrative services may be paid out of Plan assets or, at Nabi Biopharmaceuticals’ discretion, directly by Nabi Biopharmaceuticals in whole or in part. During 2006, the Plan paid, with its assets, all administrative fees that it incurred.

NABI SAVINGS & RETIREMENT PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	2006	2005
	(In thousands)
Citigroup Institutional Trust Company:
American Funds AMCAP F	$5,535	$4,741
T. Rowe Price Equity Income Fund	4,225	3,200
Janus Twenty Fund	2,816	2,399
Skyline Special Equities Fund	2,408	2,105
Lazard International Equity Portfolio	2,342	1,793
RS Smaller Company Growth Fund	2,154	2,221
Wells Fargo Advantage Government Securities	1,969	1,913
Western Asset Government Money Market Fund	1,661	1,630
SSgA Emerging Markets Fund	1,642	1,108

Nabi Biopharmaceuticals common stock	1,711	779

The Plan’s investments, including investments bought, sold and held during the year, appreciated in fair value as follows:

Year Ended December 31,
2006
(In thousands)
Registered investment securities	$1,747
US government securities	1
Nabi Biopharmaceuticals common stock	888

$2,636

NABI SAVINGS & RETIREMENT PLAN

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their account balances.

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated July 27, 2005 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Nabi Savings and Retirement Plan

EIN: 59-1212264 Plan No.: 001

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d)	(e) Current Value
	AMCAP Fund – F Share	Large Cap Growth Fund		$5,534,859
	T. Rowe Price Equity Income Fund	Large Cap Value Fund		4,224,821
	Janus Twenty Fund	Specialty Fund		2,815,810
	Skyline Special Equities Fund	Small Cap Value Fund		2,407,674
	Lazard International Equity Portfolio	International Equity Fund		2,341,705
	RS Smaller Company Growth Fund	Small Cap Growth Fund		2,153,675
	Wells Fargo Advantage Government Securities Fund	Core Fixed Income Fund		1,968,650
	Western Asset Government Money Market Fund	Money Market/GIC		1,661,399
	SSgA Emerging Markets Fund	Emerging Markets Equity		1,642,316
	Cohen & Steers Realty Shares	Specialty Fund		375,523
	AIM Energy Fund	Specialty Fund		370,124
	American Century International Bond Fund	International Fixed Income Fund		335,366
	Midas Fund	Specialty Fund		166,775
*	Nabi Biopharmaceuticals	Common Stock, par value $.10 per share		1,710,924
*	Participant Loans	Participant loans, interest rates between 5.00% - 10.00% and various maturities		459,589

				$28,169,210

*	Represents a party-in-interest

Note: Cost information has not been included in column (d) because all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Nabi Savings & Retirement Plan

By: Nabi Biopharmaceuticals, Plan Administrator

Date: June 21, 2007

By: /s/ Jordan I. Siegal

Jordan I. Siegel

Senior Vice President, Finance

Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibits

23.1	Consent of Ernst & Young LLP